Exhibit 99.1

SDLP - Seadrill Partners LLC - Filing of Annual Report 2012 on Form 20-F

London, United Kingdom, April 30, 2013 - Seadrill Partners LLC (NYSE:SDLP) announced that it has filed its annual report on Form 20-F for the year ended December 31, 2012. Seadrill Partners has made its Annual Report on Form 20-F available on its website

Seadrill Partners’ Annual Report on Form 20-F, may be accessed in the website of the U.S. Securities and Exchange Commission www.sec.gov.

Shareholders may also request a hard copy of the Annual Report, which includes the Company’s complete 2012 audited financial statements, free of charge, by sending an email to: ir@seadrill.com